# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Integrated Wellness Acquisition Corp, CIK 0001877557
CUSIP: G4828B100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1441 BROADWAY, 6TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 12/11/2024
Amends the filing with accession number 0001104659-24-029811
Filed by CIK 0002010802
Persons authorized to receive notices and communications: Jiang Hui Bao, c/o Integrated Wellness Acquisition Corp, 1441 Broadway, 6th Floor, New York, New York (NY), 10018, (917) 397-7625

## Reporting persons
- Suntone Investment Pty Ltd (CIK 0002010802): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (62.8% of the class)
  Comment: Note to row 7 and 9: Consisting of 2,000,000 Class B ordinary shares.
  
  Note to row 13: Calculated based upon 1,185,481 Class A ordinary shares outstanding as of December 11, 2024, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 17, 2024 and assuming the conversion of the 2,000,000 Class B ordinary shares owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Integrated Wellness Acquisition Corp
Address of issuer's principal executive offices: 1441 BROADWAY, 6TH FLOOR, NEW YORK, New York (NY), 10018
Comment: Explanatory Note: This Amendment No.1 ("Schedule 13D/A") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 1, 2024 (the "Original Schedule 13D") by Suntone Investment Pty Ltd relating to its beneficial ownership of Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B Ordinary Shares") and Class A ordinary shares, par value $0.0001 per share, of the Issuer (the "Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:
Calculations of the percentage of Class B Ordinary Shares beneficially owned by the Reporting Person is based on 1,185,481 Class A Ordinary Shares issued and outstanding as of December 11, 2024, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the SEC on December 17, 2024 and assuming the conversion of the 2,000,000 Class B Ordinary Shares owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:
As of the date hereof, the Reporting Person directly owns, is the beneficial owner of, and has voting and dispositive power with respect to, 2,000,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or earlier at the option of the holders thereof, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-260713), which represents a 62.8% beneficial ownership interest in the Issuer's issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

On December 11, 2024, the Issuer held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the "Meeting"). At the Meeting, a proposal to amend the Issuer's amended and restated memorandum and articles of association, as amended, to extend the date by which the Issuer has to consummate an initial business combination from December 13, 2024 to December 15, 2025 was approved, among other proposals. In connection with the Meeting, shareholders holding 3,069,636 Class A Ordinary Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Issuer's trust account. Following the redemptions, 1,185,481 Class A Ordinary Shares remained outstanding.

Sponsor Letter Agreement

Concurrently with the execution of certain business combination agreement, the Issuer, the Reporting Person, Btab Ecommerce Enterprises, Inc., and certain other Class B shareholders of the Issuer entered into a letter agreement (the "Sponsor Letter Agreement"), pursuant to which, among other things, the Reporting Person agreed to (a) vote in favor of the business combination agreement and the transactions contemplated thereby, (b) waive any adjustment to the conversion ratio set forth in the governing documents of the Issuer and any other anti-dilution or similar protection with respect to their shares and (c) seek to amend the lock-up period in certain insider letter to reduce it to 180 days. The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 10.1 - Sponsor Letter Agreement, dated as of May 30, 2024, by and among Suntone Investment Pty Ltd., Integrated Wellness Acquisition Corp, Btab Ecommerce Group, Inc., and those certain holders of Integrated Wellness Acquisition Corp Class B shares set forth on the signature pages therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2024).

## Signatures
- Suntone Investment Pty Ltd: /s/ Jiang Hui Bao, Jiang Hui Bao / Chief Executive Officer (02/14/2025)